Amendment No. 4
                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 10-SB

                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of The Securities Exchange Act of 1934


                              ePHONE Telecom, Inc.
                 ----------------------------------------------
                 (Name of Small Business Issuer in its charter)

          Florida                                       98-0204749
-------------------------------             --------------------------------
(State or other jurisdiction of             (IRS Employer Identification No.)
incorporation or organization)


        Suite 1000, 355 Burrard Street Vancouver, B.C., Canada  V6C 2G8
       -----------------------------------------------------------------
       (Address of principal executive offices)             (Zip Code)

Issuer's telephone number: (604) 482-6166
                           --------------
Issuer's Website:  www.ephonetel.com
                   -----------------


Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class:                  Name of each exchange on which registered:
--------------------                  ------------------------------------------
  Common shares                                           Nil

       Securities to be registered pursuant to Section 12(b) of the Act:

                         Common shares $0.001 par value
                      -----------------------------------
                                (Title of Class)

ePHONE Telecom, Inc. is filing this Form 10-SB on a voluntary basis for the purpose of making itself a reporting company under the Act.

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS
         -----------------------

A.       Business Development

ePHONE Telecom, Inc. (the "Company") has not been in business for 3 years. The development of the business of the Company as described below was essentially commenced as of November, 1998. From the Company's original incorporation until November, 1998 the Company did no business and made no attempt to do any business. From November, 1998 to date, the Company has not been in business and has focused its efforts on the review of business potentials and, ultimately, the development of the business described below.

The Company does not have a predecessor nor has there been any material reclassification of its business or any purchase of any assets not in the ordinary course of business.

The Company was incorporated pursuant to the laws of the State of Florida, U.S.A., effective May 3, 1996, as IRA Fund Brokers Corp., and changed its name to IFB Corp. on April 6, 1998. On March 22, 1999, IFB Corp. changed its name to ePHONE Telecom Inc.

B.       Business of Issuer


The Company's vision is to become a global telecommunications carrier providing a full complement of telecommunications services, including phone-to-phone one-step dialing, using Voice over Internet Protocol ("VoIP") technology.

Using a call origination approach that involves its own Customer Premise Equipment ("CPE"), and a combination of its own dedicated Internet Protocol ("IP") network, the public Internet and the public switched telephone network ("PSTN"), the Company will provide voice and fax transmission and other telephony features at high quality and low cost.

Ease of use is key to the Company's vision. The network will be designed so that customers will simply have to pick up a telephone handset and dial, as they do with their present telephone company, but at a discount of up to 80% over the traditional long distance carriers.

The Company's business plans are still being refined. It has not yet commenced commercial operations. No specific time frames have yet been settled for commencement of revenue generating activities or when the Company will become financially self-sufficient. This uncertainty is due to the fact that the Company cannot predict how quickly it can complete all of the matters remaining before it can start operating commercially - nor how quickly it can raise the additional funding that will be required. Below are described, first, the infrastructure or network it is planning to create, and secondly, the services it is planning to offer from the network.

1.       Infrastructure and Services

The Company's ability to attract and retain customers will depend on the credibility, reliability and quality of the IP network it creates. Management's primary focus over the next 1-2-years will be to develop a high quality network and to ensure that the creation of a customer base is staged to keep pace with, and to follow the network development.

         1.1      Infrastructure, or ePHONE network

         Central to the Company's ability to provide products and services to its customers is the ePHONE network. The ePHONE network is proposed to be eventually deployed worldwide, and will consist of the following elements:

         o An IP backbone used to carry telecommunications traffic, and to link switches in the ePHONE network.

         o Switches in the ePHONE network that interface with customers and provide the actual services being offered by the Company.

         o The ePHONE network operations center ("NOC"). From this centralized point, ePHONE technical staff will ensure uninterrupted operation of the ePHONE network and services. The NOC, which has not yet been established, will also serve as a collection point for billing information used in invoicing for services rendered.

         o Access devices used by ePHONE customers to interface with the ePHONE network.

         The remainder of this section describes each of the components of the ePHONE network.

         1.1.1    ePHONE IP Backbone

         In order to deliver high quality voice services with quality that is comparable to traditional public telephone services, the Company requires a high quality IP backbone to carry traffic between ePHONE switches. The IP Backbone must have the following characteristics:

         o Low latency. Since any delay in network transmission is directly perceptible by the end user, it is critical to ensure that the underlying backbone delivers data with low latency. The requirement for low latency imposes certain restrictions on the underlying network technology that can be used. For example, older satellite technology (still prevalent in certain areas of the world) is unsuitable, because although the bandwidth (overall transmission rate, e.g. 64kbps) is sufficient for voice communication, the delay (which can reach 500ms) makes voice communication difficult.

         o Low jitter. Jitter refers to the variation in latency from one packet to another. Since jitter can result in breakups in voice, it can be a more serious problem than latency, and is typically addressed by buffering, which further increases latency. In order to deliver a high quality voice service, it is necessary to build an IP backbone that provides low jitter; in other words, a network that has consistent performance.

         o Sufficient bandwidth. When the amount of data being transmitted exceeds the capacity of the network to carry that traffic, the result is that latency will increase drastically (since data packets have to wait before they can be transmitted), and ultimately, data will be lost. Ensuring sufficient bandwidth to prevent packet loss and to ensure that latency remains low is a key requirement in the ePHONE network.

         Because of the capital costs that would be involved, it is not practical for the Company to buy and deploy its own IP backbone. At the same time, quality requirements dictate that the public Internet cannot be used directly. To address this, the Company has entered into an agreement with UUNET Technologies Inc. ("UUNET") as the backbone provider for it's worldwide IP network (see Section 3.4 below). Under the terms of this agreement, UUNET has provided guarantees on the level of performance required by the Company in delivering its services successfully. Since this relationship leverages UUNETs high quality worldwide IP network used in providing UUNETs Internet service, but without using public unmanaged Internet routers to carry traffic, the result is expected to be a dependable level of quality at reasonable cost.

         Because of the structure of ePHONE switches (see section 1.1.2), it is possible for the Company to add a dedicated point-to-point connection between two major cities if the volume of traffic demands greater bandwidth than UUNET is capable of providing. This strategy also allows the Company to deploy Points of Presence ("POPs") into areas in which UUNET is not able to provide the requisite level of service.

         1.1.2    ePHONE Switches

         In each region where the Company establishes a presence, an ePHONE switch will be installed. Each ePHONE switch will interface to the IP Backbone in order to provide the services that ePHONE intends to offer. The key components of each ePHONE switch will be the following:

         o Network routers used to connect a switch as a whole to the IP Backbone. These routers will allow access to the IP Backbone by any device that is part of the ePHONE switch. Such devices include gateways, UPSs, and other sub-components of an ePHONE switch.

         o PSTN/IP gateway that serves as the interface between the local PSTN (or other traditional telecommunications provider) and the IP Backbone. This VOIP gateway is the connection between the ePHONE network and the existing public telephone network.

         o Application servers used to deliver actual services to the end user. Much like a web server, application servers will be used to host the applications that end-users interact with. Since VOIP gateways may be embedded devices with limited capabilities in terms of providing sophisticated services, it is necessary to deliver the applications through personal computer ("PC") based application servers.

         o Uninterruptable Power Supplies ("UPSs"). Each ePHONE switch will have sufficient UPS capacity to ensure that brownouts and other short term power disruptions do not affect the operation of the ePHONE network. In the event of a long-term failure, the UPS will allow the failure to be notified to the NOC, so that traffic can be routed around the affected area.

         The Company proposes to deploy 300 POPs throughout the world over the next three years. These switches will be strategically located, and established initially in key high population cities. It is expected that, with a relatively small number of ePHONE switches in these key locations, the Company will be able to provide competitive rates worldwide by terminating each call partially over the ePHONE network, with the final portion of a call occurring on the PSTN.

         The Company proposes to use switches developed by Array Telecom Corp. ("Array") of Herndon, Virginia (see Section 3.1 below).

         1.1.3    ePHONE Network Operations Center (NOC)

         The ePHONE NOC will be the centralized command center from which ePHONE technical staff will manage the various components of the ePHONE network, as well as the services being provided. The NOC will be staffed 24 hours a day, 7 days a week. The NOC, which will be connected to the ePHONE network via a high-speed dedicated IP connection, will provide the following services:

         o Real-time collection of call detail record information from all ePHONE switches.

         o Consolidation of all billing information collected by ePHONE switches located throughout the network.

         o Back office functions such as account setup, management, termination, billing.

         o IP network monitoring, to ensure that the IP backbone delivers consistently high quality performance and results.

         o Monitoring of each switch in the ePHONE network to ensure availability. Such monitoring is not limited to monitoring on the IP network. Additional steps may be taken to ensure PSTN availability for a given ePHONE switch.

         o        Deployment of new services to ePHONE switches.

         o Bandwidth monitoring and planning activities to determine the appropriate timing and structure of improvements to ePHONE's network infrastructure.

         o Co-ordination of the deployment of new ePHONE switches, and extensions of the IP Backbone to include new regions.

         It is likely that several other services will be required of the NOC with regards to specific services being offered by the Company. For example, a toll free service might require the NOC to interface with PSTN providers to ensure the correct toll free setup. Such services to be provided by the NOC will vary from time to time, as new services are added and requirements evolve.

         The proposed location of the NOC is in the United States.

         1.1.4    Service Access Methods

         Another key to the success of the ePHONE network is the ability to provide customers access to the network in a convenient and efficient way. Many IP telephony operators today restrict access to their services to two-stage PSTN access, effectively creating a situation where only a certain class of home consumers will be willing to use their services. In order to target a broader market, the Company will support a range of access methods to the network. The initial access methods are listed below. Access methods that may be added a later time (such as 1010XXX, 1+ access) are not described.

         PSTN Access

         Traditional PSTN access methods, which involve calling an access number and entering information such as a personal identification number and a number to call, will be supported by ePHONE switches. This access method is widely used, particularly for prepaid calling cards, and requires no investment in order to provide a particular customer with service. Since all ePHONE switches will support this capability inherently, there is no cost associated with supporting PSTN access.

         CPE Gateway - Embedded

         The embedded customer premises equipment (CPE) Gateway model focuses on delivering direct IP-based access to the ePHONE network, allowing lower costs (since only one ePHONE switch is required, instead of two for PSTN access) that can be passed on to this user. A model being used by other companies requires a PC with speakers, and a microphone, to make a call. By comparison, ePHONE's embedded CPE gateways will allow one-stage dialing from a traditional telephone switchboard (PBX).

         Where a customer does not have a PBX, or does not wish to make use of the services of the ePHONE network from behind a PBX, the customer connects the embedded CPE gateway to the Internet on one side, and to a regular analog telephone on the other. Two versions of Internet connectivity are planned; an Ethernet version, in which the customer makes use of their existing local area network ("LAN") connection to the Internet, and a dialup version, in which the embedded CPE gateway manages a direct connection to the Internet. In the dialup version, the embedded CPE gateway can establish and terminate the connection to the Internet as is required. Furthermore, the embedded CPE gateway allows calls to be received over the Internet from the ePHONE network, and for those calls to ring the attached phones. This capability allows calls to be received from other ePHONE customers or from remote exchange numbers / toll free numbers being provided by the ePHONE network.

         In the case where a customer does have a PBX, ePHONE embedded CPE gateways integrate on the line side of the PBX, emulating one or more analog trunks. Through least cost routing (LCR) functions and line grouping functions found in all modern PBXs, it is possible for the customer to direct their long distance traffic to the ePHONE network. In order to do this, the PBX is programmed to route some or all calls to the group of lines attached to the embedded CPE gateway. This configuration also facilitates inbound calls, as the PBX will handle them in the same way as calls received directly over the PSTN.

         The Company proposes to use as its embedded CPE gateway, the "V-Server iGate", developed by TEK DigiTel Corp. of Germantown, Maryland, USA.

         CPE Gateway - Complete

         While significant functionality can be provided by embedded CPE gateways, there are some restrictions to the applications and scale that can be effectively handled with an embedded solution. Typically, embedded gateways do not provide the ability to deploy applications, and as such, all traffic must be routed to alternate locations for services such as interactive voice response ("IVR") and routing. The embedded CPE gateways have these restrictions, but are justified given that the Company's goal is to have a simple, inexpensive solution that does not require significant investment.

         However, some customers are expected to require larger systems, digital connectivity, integrated applications, and other such capabilities. For example, a large corporation with multiple offices may want to use their existing wide area network to carry traffic between nodes, but to have all long distance traffic handled by the ePHONE network. It might also want to provide a service to its employees to be able to dial in remotely, and originate calls using the ePHONE network at reduced prices. Such applications demand a complete IP gateway solution.
         Although complete IP gateway solutions may be available through embedded devices, providing such services normally is challenging for a purely embedded device. To meet the needs of sophisticated customers, the Company intends to use a combination of embedded technology and PC servers, deployed at the customer site.

         These complete gateways will provide to the Company's customer all of the benefits described for the embedded CPE gateway. In addition, such gateways will be capable of managing restrictions on individual users of the system, flexible routing, and will support other applications that the Company may wish to offer to the customer in the future. Complete CPE gateways will be capable of handling up to 120 ports of connectivity to the ePHONE network, ensuring that the requirements of even the largest customers can be handled successfully.

         Automated Dialers

         In many cases, potential customers for the Company's services may not have an IP network connection, nor may they be inclined to obtain one. While such customers can use PSTN access numbers to access the services provided by the ePHONE network, the Company will provide automated dialers, also referred to as autodialers, to provide one-stage access to the ePHONE network and services.

         The autodialer will provide the user with a dial tone, and is pre-programmed with access numbers, user ID, and other information that is necessary in order to access ePHONE services. During the dialing process, the autodialer will connect to the nearest ePHONE switch, and supply the necessary information for the ePHONE switch to deliver the desired service to the customer. The autodialer may even be capable of routing around ePHONE switches that are experiencing problems, guaranteeing a customer that no service disruption will be possible.

         Since autodialers are relatively inexpensive, this approach allows the Company to provide the benefits of one-stage access to smaller customers whose traffic does not justify the cost involved in deploying either an embedded or complete CPE gateway.

         The Company  proposes to use  autodialers  supplied by Lampus Inc. (see
         Section 3.5).

         1.2      Services offered by the Company

         1.2.1    One-Stage Calling

         The fundamental service that the Company will offer - and from which it will receive its revenues - through the ePHONE network is a one-stage calling service. This service allowing businesses and individuals to direct their long-distance traffic via the ePHONE network. Initially, the Company will provide one stage calling through access devices such as dialers. The one-stage calling service offered by the Company will differ significantly from offerings from other providers.

         First, by providing a wide range of access devices, the Company will be able to offer its services to the following markets.

         o Large businesses with existing PBXs, which require many lines of long distance connectivity and have dedicated Internet access;

         o Small and medium business that may or may not have a PBX, and may require one to four lines of long distance connectivity; o Small businesses and home offices that require only one or two lines of connectivity, and which may not have Internet access.

         Secondly, the Company will offer innovative pricing plans for this service. The one-stage calling service will support multiple pricing models so that different pricing models can be used in different areas, and so that future pricing models can be added later without disrupting existing pricing models. This allows for one-time promotional offers, better pricing plans for early users of the system, and so forth.

         Pricing for the one-stage calling plan will be characterized by an ability to offer differentiated pricing for on-net calls (which originate and terminate on the ePHONE network) and off-net calls (which are originated by ePHONE customers but are made to non-ePHONE customers). The ability to offer such differentiated pricing plans is an important part of the one-stage calling service.

         1.2.2    Toll Free

         Toll Free services provided by traditional carriers allows an organization to have calls to its toll free number directed to the service center closest to the person making the call. With such toll free services, the organization is responsible for paying both the fee for having the toll free number, and for the long distance portion of every call placed to that long distance number.

         With ePHONE network nodes located at strategic communication hubs, the Company will be able to lower the cost of toll free services to the customers. By directing traffic to a customer's toll free number to the nearest ePHONE switch, and carrying the long distance portion of the call over ePHONE's network, the long distance portion of the charges will be reduced significantly. By taking advantage of intelligent routing capabilities on ePHONE switches, toll free services can be provided without any additional hardware or infrastructure investments. Calls to a customer's toll free number would be recognized by ePHONE switches and forwarded directly to the customer's office. This routing of calls can additionally be based on time of day, allowing calls at different times to be directed to different service centers.

         1.2.3    Prepaid Calling Cards

         Prepaid calling card services will represent a significant opportunity for the ePHONE network. By leveraging the intelligence in each switch in the ePHONE network, it is possible for the Company to offer a prepaid calling card service, with prepaid calls terminated by the ePHONE network. Since each ePHONE switch is capable of providing account balance announcements, real-time billing with automatic cutoff and other key features, no additional investments are required in order to use the ePHONE network to provide prepaid calling card services.

         1.2.4    Customized Online Billing

         Because the ePHONE network is built on IP technology, it is able to deliver transactional and e-commerce applications identical to those used by Web-based retailers. Since all ePHONE switches collect billing information in real-time, with immediate transmission of billing information to the NOC, the Company will be able to provide online services allowing a customer to review their bills, sign up for new plans and services, or make changes to existing services. The ability to offer up to date information at all times is an enhanced service not presently offered by existing telecommunications service providers. This service will also provide immediate feedback to customers of the benefits and savings they enjoy through the use of the ePHONE network.

         1.2.5    Foreign Exchange Numbers

         The Company will have ePHONE switches in a number of key calling areas. This will permit the Company to obtain, at low cost, local telephone numbers in those areas, and to have those telephone numbers directed at ePHONE switches. Because of the intelligent routing capability of ePHONE switches, it is then possible to forward calls to these numbers to alternate final destinations. This allows the Company to offer its customers local telephone numbers in any region covered by the ePHONE network. For example, the Company could provide a customer located in Paris with a local telephone number in New York. As with toll free and prepaid calling card services, this can be accomplished without any additional investment in equipment and infrastructure. Furthermore, the Company can combine this service with the toll free service to offer international customers a North America wide toll free number that directs calls to their international offices.

         2.       Partnership Program

         The following is a description of how the Company will finance the ePhone network, and generate revenues.

         A key element in the Company's overall strategy is its proposed Partnership Program. The ePHONE Partnership Program is being designed to facilitate the rapid deployment and sales of services with a minimum of capital investment on the part of the Company. There are four elements to the ePHONE Partnership Program:

         o        Alliance Partner Program
         o        Sales Partner Program
         o        Technical Partner Program
         o        Strategic Partner Program

         Each one of these four programs is described in the sections below.

         2.1      Alliance Partner Program

         This program is designed to allow interested parties to participate in the deployment of the ePHONE network by providing the capital needed to locate an ePHONE switch in a given area. Once that switch is installed, the ePHONE Alliance Partner will market ePHONE services in that area, taking a share of any profits generated by the switch.

         The responsibilities of an Alliance Partner will be as follows:

         o Provide initial capital required in the creation of an ePHONE POP for an area. Prior to approval, the Company will determine the viability of the proposed location, and reserves the right to reject any locations that are deemed unsuitable. It is currently estimated that the required capital will be approximately US$50,000.

         o Select one or more services offered by the Company, and sell those services within the area. Certain requirements may be established concerning levels of performance, in order for an Alliance Partner to qualify to sell that service.

         The benefits to Alliance Partners are the following:

         o Deployment and maintenance of equipment will be handled by the Company, allowing an Alliance Partner to sell service without being responsible for the deployment and maintenance of the actual equipment used to provide services.

         o Receive a percentage of the net operating profit from services sold.

         The typical profiles of an Alliance Partner are expected to be:

         o        Resellers of carriers and existing phone companies

         o Internet service providers that have either sales forces or advertising programs

         o        Sales organizations and network marketing organizations

         As an illustration, Webby Corp. of the Netherlands, distributors of WebTV devices, has announced its intention to negotiate an Alliance Partner Program agreement, to participate in the installation of a projected 25 gateways, primarily in northern Europe - the Netherlands, Belgium, Germany and the Scandinavian countries.

         2.2      Sales Partner Program

         Under this program, the Company will recruit resellers who will make no capital investment, but will specialize in selling services within an existing area where the Company has deployed a switch. Sales Partners will be required to commit to targets for each of the ePHONE services that they sell. However, Sales Partners will be paid commissions based on sales. The approximate structure of such a commission is expected to be as follows:

         o        $100 for securing  sign-up by a new customer
         o        10% commission on 1st year billings from a signed-up customer
         o        7.5% commission on 2nd year billings from a signed-up customer
         o        5% commission on billings from customers in subsequent years.

         Receiving ongoing commission will be conditional upon maintaining active status as a sales partner.

         2.3      Technical Partners

         The CPE model requires a significant number of installations (of embedded gateways, complete gateways, or automated dialers) by the Company. Rather than building a large organization of installers that travel around the world installing such devices, the Company plans to enlist the services of technical partners around the world to install
         CPE access devices. Technical Partners will be paid a fee based on completing installations of access devices. Technical Partners may have different backgrounds and as such, compensation arrangements will vary from one Technical Partner to another.

         3.       Suppliers

         The Company has identified above a significant amount of technology that will be required to create the network and to deliver services to customers. Although the Company will have to have the technical expertise to create some systems, its strategy is to purchase from other companies that provide the required technology and can meet the Company's requirements. A list of the suppliers that the Company presently intends to use are listed as follows.

         3.1      Array Telecom Corp. of Herndon, Virginia, U.S.A.

         Array Telecom Corp (" Array") has been selected as the provider of both the IP gateway (with larger 4 to 120 port capacity) and application technology used to operate ePHONE switches, as well as the provider of complete CPE-based gateways. On November 9,1999, the Company entered into a basic purchase agreement with Array. Under the terms of this agreement, Array will supply the initial equipment required to build the ePHONE network as the Company gives it purchase orders. To date, the Company has ordered the billing software and server, and the first 3 gateways, to be located respectively in Rotterdam, The Netherlands, Herndon, Virginia, and Hong Kong, during the first quarter of 2000. The Company has also ordered two low-density gateways for testing purposes.

         A range of potential vendors was considered prior to the selection of Array. The following are the key differentiating factors leading up to the selection of Array as a key technology provider:

         o Array is the only known IP telephony gateway vendor to have fully integrated its equipment with automatic dialers. Array equipment provides special services for interaction with dialers, with automatic switchover to IVR-based voice interaction when an autodialer is not detected. This capability allows the Company to provide both dialer-based and IVR-based services from the same ePHONE switch.

         o Array's products support open standards such as H.323 ensuring interoperability with equipment from different vendors. This was found to be true of most vendors investigated, but is important nonetheless as open standards were not universally supported.

         o The Array Series 3000 product incorporates an open application programming interface (API) that can be used to develop new applications. Any programmer familiar with C++ can use this API to develop new applications that run on top of the Array Series 3000 product platform.

         o Array is unique in the ability to use Dialed Number Identification Service (DNIS) information (indicating what number was dialed by the user to reach the system) to select from a variety of available services. For example, if multiple phone numbers were assigned to the Array product, it could provide a prepaid calling card service on one number and a toll free service on another number.

         o The Array Series 3000 product provides support for multilingual voice prompts. This will be highly important in many markets, because it allows the Company to provide multiple numbers that are pointed to the same ePHONE switch. Depending on the number dialed, the language used to provide service will be selected. For example, calling 1(877)EPHONE1 might provide service in English, whereas calling 1(877)EPHONE2 might provide service in French.

         o The Array Series 3000 product was suitable for operation both as a complete CPE gateway, as well as an ePHONE switch. This simplifies deployment, and ensures that the solution will be compatible without any troubleshooting.

         o        Array  provides a model for back office  integration,  through their Database and Routing servers. The database server provides an open documented interface that can be used by the Company in order to manipulate account records, billing information, and so forth. In addition, Array provides graphical tools to assist in this manipulation. Centralized CDR collection to an ODBC database was a key requirement met by Array but which most other vendors failed to meet.

         Array products are built on standard off-the-shelf PC hardware technology. This is significant since alternate PC hardware can be selected in the case where the default hardware platform provided by Array is not certified for use in a particular environment.

         3.2      Infozech

         Infozech, based in India, provides a billing system for IP gateways. The Infozech system was found to provide sufficient capabilities to meet the Company's requirements. Additionally, it has been determined that Infozech is willing to customize its products in order to meet specific requirements. The main reason for the selection of Infozech as a provider of billing software is that Infozech has integrated its billing software with Array's Series 3000 products.

         3.3      TEK DigiTel Corp. of Germantown, Maryland, U.S.A.

         TEK DigiTel Corp. (TEK) has been selected as the manufacturer of embedded CPE gateway devices. TEK manufacturers a product named the V-Server iGate. This product is a smaller two-port embedded gateway, with support for H.323 and proprietary network protocols. On the telephony side, the TEK product supports both analog trunk and analog station interfaces, and provides two ports, both of which can either be a station port or a trunk port, simply by connecting to the appropriate port.

         For connection to the IP network, TEK provides two options; an Ethernet + ISDN BRI interface which allows the V-Server iGate to act as a router of traffic between the Internet and local LAN, as well as a Dual Ethernet version. The V-Server iGate is priced reasonably and provides the following capabilities not found in many of the competing products:

         o Support for H.323, allowing integration with Array gateways and other H.323-based equipment. Many of the competitors' products investigated do not support H.323 and use a proprietary protocol that prevents integration with other equipment.

         o Built-in ISDN routing capabilities. Many smaller organizations and individual users, particularly in Europe, use ISDN to access the Internet. However, such organizations typically use ISDN modems, rather than full scale ISDN routers. The capabilities provided by the TEK equipment to these customers will be attractive, as the simple routing capabilities meet the basic needs of such clients.

         o ISDN wakeup capabilities. ISDN wakeup capabilities allow an iGate to activate the ISDN connection to the Internet as required, eliminating the need to be online 100% of the time. This allows operation in situations where complete CPE gateways without ISDN wakeup would be unsuitable. An important aspect of TEK's implementation of this feature is that a centralized directory server is capable of remotely "waking up" an iGate by signaling on the ISDN B-Channel. This allows a disconnected iGate to be connected to the network without establishing an actual call that might be subject to a toll.

         The Company signed a Memorandum of Understanding (MOU) on July 19, 1999 with TEK. TEK undertook to support the development and delivery of a customized version of their 2 port CPE gateway as a first priority, and to provide customer support to ePHONE users. In consideration of this work, the Company agreed to prepay for 500 2 port CPE device units at a unit cost of $700 each. Of the total commitment of $350,000, the Company has paid $300,000.

         In an addendum to the MOU, dated September 11, 1999, TEK agreed to provide the Company with exclusive worldwide distribution rights to the "ePHONE" solution, defined as the integration/combination of TEK's CPE gateway and Array's Series 3000 product.

         Under the Agreement dated November 9, 1999, referred to in Section 3.1 above, the Company contracted Array to perform interoperability and functional testing on the TEK V-Server iGate products. The testing revolves around interoperability of the 2 port CPE gateways with the Array gateways, Array large CPE devices, and with the Infozech billing software. The results of these tests indicate that the above technologies are interoperable with one another, as well as with ePHONE's billing software. Further testing is underway to verify the ISDN wakeup features described above. Testing is due to be completed by March 31, 2000.

         3.4      UUNET Technologies Inc.

         A high quality IP data network is critical in order for the Company to deliver its service. UUNET Technologies Inc. (UNET) has been selected as the provider of this IP data network.

         In addition to the basic provision of IP networking capabilities, agreements have also been entered into with UUNET with regards to co-location of ePHONE switches. To this end, ePHONE signed an Internet Service Agreement dated December 23, 1999 with UUNET Technologies Inc. Under this Agreement, the Company is allowed to install ePHONE switches at UUNET facilities around the world, subject to separate co-location agreements being signed for each site. This will allow the Company to rapidly deploy nodes in its network without having to arrange for physical facilities to house them. A co-location agreement was signed dated December 12, 1999, for the location of an ePHONE switch at UUNET's site in Rotterdam, The Netherlands, where a 30-port ePHONE switch was installed in February 2000. It is anticipated that the Company will enter into further co-location agreements with UUNET as its network is expanded.

         The Company does not incur any direct cost as a result of having signed the Internet Service Agreement. Costs are incurred as the Company locates its switches at UUNET's facilities. The costs vary by facility and country. For example, in Rotterdam, the Company will pay U$525 per month facilities charge, plus U$100 per month plus usage charges for an E1 PSTN line, and U$350 per month for Internet access. When the Company requires an upgrade to a T1 line the monthly charge will increase to U$4,500.

         3.5      Lampus Inc.

         Lampus, a Korean company, is a manufacturer of automated dialers, and has been selected by the Company to supply the dialers used to access ePHONE network services. The reason for the selection is that interoperability between Lampus dialers and the Array Series 3000 software has previously been established. Other Array customers are reportedly using the Lampus dialers successfully.

         3.6      Other Suppliers

         The above sections described the suppliers of key pieces of equipment in the ePHONE network, and did not deal with commodity items such as monitors, keyboards, etc. As such items (which are readily commercially available) they will be obtained from whichever suppliers can supply them at the best competitive prices.

         4.       Main Competitors

         The following will be the main competitors for the Company:

         4.1      The Internet Telephone eXchange Carrier (ITXC)

         ITXC will be a major competitor. ITXC is a clearinghouse for Internet telephony service providers and operates ITXC.net. Since April of 1998, ITXC has been used to provide traditional carriers international call completion with quality good enough for these carriers to serve their phone-to-phone customers. ITXC has, as of January 2000, reportedly installed 167 POPs in 45 countries, and 101 cities. The company adds between 5-9 POPs a month.

         ITXC's customers and partners include:

         o Small independent IP Gateway owners and operators who wish to obtain low cost call connections.

         o Telephony resellers specializing in customer acquisition, service, and retention. This category includes resellers of international prepaid calling cards, dial around and international callback services.

         o        Internet Service Providers.

         4.2      iBasis

         iBasis, Inc. was founded in 1996 to provide Internet Protocol (IP) telephony service to telecommunication carriers around the globe. The company has POPs across Asia, Europe, the Middle East, and the Americas. iBasis is in wholesale Internet telephony service.

         Some of iBasis current reported customers are as follows:

         o        China United Telecommunications Corporation (China Unicom)

         o        ICG Communications,  Inc.,  headquartered in Englewood,  Colo.
                  U.S.A., has extensive switched fiber-optic networks and offers local, long distance and enhanced telephony and data services in California, Colorado, the Ohio Valley and parts of the southeastern United States. The company provides Internet communication solutions, connectivity and Web site hosting to individuals and to small- and medium-sized businesses through its subsidiary, NETCOM On-Line Communication Services, Inc. ICG also is a designer and installer of copper, fiber and wireless infrastructure for buildings and campuses.

         o Glocalnet. Glocalnet is a next-generation telecommunications group headquartered in Stockholm, Sweden.

         4.3      Net2Phone

         Net2Phone began as a subsidiary of IDT Corporation, and is a provider of voice over public Internet communications services. Net2Phone enables its customers to place telephone calls from their computers, telephones, or fax machines to any telephone or fax machine in the world. By routing calls via the public Internet, Net2Phone enables users to save money on their international phone rates. Net2Phone develops its own Gateway technology for IP voice services offered by the company.

         Recognized as the company who first bridged the Internet with the public switched telephone network, Net2Phone routes millions of minutes monthly over the public Internet. According to a recent study by Frost & Sullivan, Net2Phone leads the Internet telephony services industry with 30% market share.

         Net2Phone's product offerings include PC-to-phone service, IP telephony service for phone or fax and Real-time PC-to-fax solution. It's network currently reaches 30 countries and expects to be operational in 25 additional countries by the end of 2000.

         4.4      DeltaThree.com

         Founded in 1996, DeltaThree.com manages a network dedicated to the transmission of voice over IP. Its services include PC-to-phone, unified messaging, global access calling cards, voice greetings accessible from the company's communications portal. Deltathree.com currently operates a network of 37 international POPs. DeltaThree.com is a subsidiary of RSL Communications Ltd., an international facilities-based carrier.

         Deltathree.com operates a managed network. According to Frost and Sullivan's recent study, Deltathree.com routes 17% of all Internet telephony traffic worldwide.

         5.       Government Approvals and Regulations

         The Company will not attempt to enter into any market which is subject to regulation, without first determining that it can satisfy the regulatory requirements.

         In order to conduct telephony business in the United States, the Company will have to prepare and file applications and associated tariffs for international and interexchange telecommunications certification before the Federal Communications Commission and State Commissions, respectively. The Company has requested and received a proposal from a US consulting company, to prepare and file the applications, but has not yet given approval to proceed. The Company understands that the process will require several months to complete. No specific time frames for securing approvals in any particular jurisdiction have been established.

         The Company's need for licenses in Europe and Asia will be a function of whether the Company operates as a foreign company in those locations, or whether it works with licensed local partners and no specific decisions or arrangements have yet been made in this regard.

         6.       Patents, Trademarks and Royalty Agreements

         The Company does not have any patents, trademarks, licenses or protective agreements other than that it has trademarked its logo in Canada. The Company signed, but is in the course of repudiating, the Agreement with Charles Yang described in Item 7D hereof (Exhibit 10.1).

          7.      Research & Development  Activities

         The Company considers that it has, to the date hereof, spent on research and development activities related to its above-described business approximately $200,000. There is no specific allocation of any of those costs to the Company's future customers - although it will be the Company's objective to charge for its products and services in sufficient amounts to enable it to recover its research and development costs.

         8.       "Going Concern" Issues

         The auditor in his report for the Company's financial statements for the period ended December 31, 1999, raised doubt with respect to the Company's ability to continue as a "going concern", since the Company "has no established source of revenue". Below is Management's response to this issue.

         First, the Company has a vision of the entity as a viable and significant telecommunications carrier using VoIP technology. It has devoted significant resources to testing various business models/ technologies, and to the development of its business plan, as described above. The Company plans to be operational in 2000.

         Secondly, the Company has raised funds through a private placement with private investors (see Item 2 below), to cover working capital needs during the start-up period. Furthermore, the Company is confident that current negotiations with a Canadian investment dealer (see also Item
         2) will result a significant injection of funds required not only to meet working capital needs, but also to complete an important acquisition.

         Thirdly, the Company is confident that as the Company's business grows and develops it will be able to recruit and engage the required additional personnel.

         Fourthly, some of the officers and consultants are either reducing or deferring compensation and direct expenses, in order to conserve funds during this start-up period.

         9.       Future Related Issues

         A key strength of the Company's plan is that it proposes a variety of services, using a number of different products, to customers ranging from individuals to large corporations. This plan requires significant technical integration. Since the Company is neutral towards the selection of the hardware platform, it is likely that changes to the basic hardware systems deployed will occur continuously, as industry products, capabilities, and protocols evolve. The ongoing requirement to integrate the best products and technology available will require significant technical expertise and management. Even deploying the initial network will require the integration of IP gateway technology, autodialers, CPE devices, PSTN access ranging from single analog lines to digital T-1/E-1 lines, IP routers and network interfaces, billing systems, and much more. Integrating this variety of technology is expected to be challenging. The Company understands that it will be a challenge to build a competent team, given the current competitive state of the job market for people with the relevant skills.

         The plan calls for the Company to deliver a range of enhanced services. In addition, the ePHONE NOC will require the ability to deploy these services, bill for these services, and monitor these services. It is likely that the Company will require a development team that builds the technology to supply these services that cannot be purchased directly.

         Significant experience is often required in order to successfully establish any kind of telecommunications systems into a foreign environment. Currently, the Company does not have adequate in-house expertise in this area, which could potentially lead to delays in deploying into particular areas.

         Experts in networking, IP telephony, and network design will be required in order to advise on the design and construction of the ePHONE network and services. Often, such design involves the technical evaluation of candidate products. Currently, the Company has contracted Array Telecom Corp to perform a significant portion of this evaluation, design and testing work.

         10.      Employees

         At the date hereof, the Company has no employee. The Company functions through the efforts of its officers and contracted consultants. As the Company's business and development efforts expand additional personnel will be engaged - who may become employees or who may supply their services under contract.

         11.      Fixed Wireless Local Loop Project ("WLL") - Vietnam

         On October 22, 1999 the Company signed an Agreement in Principle with Saigon Post & Telecommunications Corporation ("SPT"), of Ho Chi Minh City (formerly Saigon), Vietnam. The Agreement in Principle provides for the Company and SPT to jointly develop and operate a series of WLL networks in the region of Ho Chi Minh City. The Company and SPT agreed to conduct a technical and financial feasibility study for the Project. Further, if the outcome of the feasibility study is positive a Business Cooperation Contract is to be negotiated and signed between the parties
         - to effectively create a joint venture between them for the management and operation of the Project. While the Agreement in Principle is still in effect the Company is not actively working on the feasibility study at this point - and would not expect to do so in any event until further funding is received from which the costs of the study could be paid. Management of the Company is unsure at this date as to whether or not it will proceed with the Agreement in Principle.


C.       Reports to Security Holders

1.     Annual Reporting

Regardless of whether it is required to do so by applicable rules or regulations, the Company will send to all of its securityholders an Annual Report on or before the 30th day of June in each year, which will include the financial statements of the Company audited to the preceding December 31st, being the Company's fiscal year-end.

2.     Securities and Exchange Commission (SEC) Reporting

As the Company became a reporting company on December 15, 1999, pursuant to the SEC Rules, it will hereafter supply reporting as is required by its reporting company status.

3.     Public Access

The public may read and copy any materials that this Company files with the SEC at its Public Reference Room at 450 - 5th Street N.W., Washington, D.C., U.S.A. 20549. The public may also obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Further, to the extent that the Company files with the SEC electronically the SEC maintains an Internet site that contains reports, proxy and Information Statements and other information regarding issuers, and interested persons may obtain information on the site http:\\www.sec.gov. The Company's Internet address is http:\\www.ephonetel.com.

ITEM 2 MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION
       ---------------------------------------------------------


The Company has not received any revenues from operations as it has not commenced its proposed business operations on a commercial basis. The Company's plan of operation for the next 12 months is as follows:

The Company, effective November 3, 1999 privately sold 1,350,000 shares, at a price of $0.75 per share, to generate funding of $1,012,500. The proceeds from this private placement have been used to fund operations and equipment purchases to date. The Company anticipates that share purchase warrants attached to the shares will be exercised, giving the Company further funding.

Currently, the Company requires approximately $60,000 per month for salaries, rent, marketing, general administration, consulting and legal fees. These working capital requirements, and equipment purchases, will continue to be funded out of the above-noted private placement for the period ending March 31, 2000.

Acquisition of the equipment required to build the network - the regional gateways (ePHONE switches) and CPE devices - will be either equity or debt financed or financed through the ePHONE Partnership Program described in Section 2 above.

The Company will commence development of its network, starting in Europe. The Company, with its European partners, plans to install and test 30 regional gateways, or ePHONE switches, in Europe during 2000, 80 gateways in 2001 and 190 gateways in 2002.

At the same time the Company recognizes the need to generate revenues from operations. As regional gateways are tested and become operational, customers will be added through the efforts of the Company's partners.

The immediate timetable for the rollout of the European network is shown below.

          February 20, 2000          o   Install Holland Regional Node
          February 29, 2000          o   Confirm PSTN Providers
          March 15, 2000             o   Install 5 Holland and 4 Belgiun
                                         locations

                                     o   Technician hiring process engaged
          April 1st, 2000            o   3 Technicians in Europe have
                                         been hired
                                     o   Credit Card Facility set-up and
                                         finalized

          May 1st, 2000               o   Sell CPE in Holland & Belgium for
                                          Beta Test
          June 1st, 2000              o   Full CPE Sale in Holland &
                                          Belgium
                                      o   Install 10 Regional Nodes in France
                                          (Phase 1)
          August 1st, 2000            o   Sell CPE in France for Beta
          September 1st, 2000         o   Full Sell of CPE in France (Phase 1)
                                      o   Deploy 10 more locations in France
                                          (Phase 2)
          December 1st, 2000          o   Full sale in France

The Company has entered into a verbal Agency Agreement with Groome Capital.com Inc. of 1611 - 1 Place Ville-Marie, Montreal, Quebec, Canada ("Groome") dated March 7, 2000. The signing of a written formal agreement must await Groome's completion of a due diligence review of the Company. Groome has agreed to act as the Company's agent to offer, primarily in Canada, but also elsewhere in the World but not in the United States, up to 16,363,636 Special Warrants at and for a price of $1.10 per Special Warrant. Each Special Warrant will entitle the holder to receive at no cost 1 Unit. Each Unit will be comprised of 1 common share of the Company and 1 Warrant entitling the holder to purchase an additional share of the Company during a term of 24 months at and for a price of $1.60 per share. The offering will have no minimum subscription. The Company will pay Groome commissions of 8% of the gross proceeds received by the Company from the sale of the Special warrants. Groome will also receive as compensation:

(a) Units equal to 8% of the number of Units sold pursuant to the private placement offering; and

(b) A 24 month option to purchase up to a further 250,000 common shares of the Company exercisable at a price of $0.60 per share.

The Company is  confident  that the  financing  through  Groome will occur.  The failure to receive the funding will cause the Company to delay the implementation of its business plan. It would then seek additional funds by way of private placements to investors and to undertake further belt-tightening measures. The Company would continue to look for strategic partnerships. The Company will, until it becomes financially self-sufficient, have to moderate its activities to fit the funds it has available. If the financing is successful the proceeds will fund all of the Company's equipment purchases and operating capital requirements for at least the next year.

ITEM 3. DESCRIPTION OF PROPERTY

The Company does not own or have any rights to purchase any plants or other property. Its only physical assets are computers and office equipment.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


The following table contains information with respect to beneficial ownership of the outstanding common shares of the Company as of March 10, 2000 for: (i) each shareholder known to be the beneficial owner of 5% or more of the outstanding common shares; (ii) each of the Company's executive officers and directors; and
(iii) all executive officers and directors of the Company as a group. In general, a person is deemed to be a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of such security, or has the power to dispose or direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which the person has the right to acquire beneficial wnership within 60 days.

At November 30, 1999 the Company had 12,000,000 shares issued and outstanding, has agreed to issue 1,350,000 shares pursuant to the private placement described above, and had outstanding options entitling the purchase, within 60 days, of 4,000,000 shares. The following information as to percentage of beneficial ownership is therefore of the total of the shares issued or under option, being 17,350,000.


    Name and Address                        Number of Common Shares                  Percent of
or Identity of Individual                      Beneficially Owned                    Beneficial
      or Group                            or Deemed Beneficially Owned                Ownership
-------------------------                 ----------------------------               ----------

Robert G. Clarke
West Vancouver, B.C.                              Nil  shares
Director, Chairman, President                  1,000,000 options                         5.76%
and Chief Executive Officer and
Promoter

Charles Yang
39767 Paseo Padre Parkway
Suite E,                                          Nil  shares
Fremont, California, 94538                      500,000 options                          2.88%
Director

Peter Francis
Suite 3C, Tung Shan Terrace,                      Nil shares                             1.44%
Stubbs Road,                                    250,000 options
Hong Kong
Director

    Name and Address                        Number of Common Shares                  Percent of
or Identity of Individual                      Beneficially Owned                    Beneficial
      or Group                            or Deemed Beneficially Owned                Ownership
-------------------------                 ----------------------------               ----------

Willem Johan Henri ("Hans")
  van Ijzeren
Gorzendreef 12                                    Nil shares                             1.44%
2360 Oud-Turnhout                               250,000 options
Belgium
Director

Charlie Rodriguez
162 West Petunia Place                            Nil shares                             1.44%
Tucson, Arizona                                 250,000 options
U.S.A.
85737
Secretary and Vice-President

John Fraser
104 Elm Avenue                                    Nil shares                             1.44%
Toronto, Ontario                                250,000 options
M4W 1P2
Director and Executive Vice-President

Ben Leboe
16730 Carrs Landing Rd.                           Nil shares                             1.44%
Lake Country, B.C.                              250,000 options
V4V 1B2
Chief Financial Officer
Executive Officers and Directors                  Nil shares
as a group of seven (7) persons               2,750,000 options                         15.85%

Americana International Inc.*
Hong Kong                                      2,550,000 shares                          14.7%
Holder of more than 5%


*        Management  is advised  that the owner of 100% of the issued  shares of
         Americana International Inc. is Gary Kenneth Urwin, Chartered Accountant, of 27 Hamilton Parade, Pymble, Sydney, Australia. Mr. Urwin has no other relationship to the Company.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS
         ---------------------------------------------------------------

All Directors serve until the next Annual General Meeting of the Shareholders or until they earlier resign. Officers are elected by the Board of Directors and their terms of office are, except to the extent that the engagement of Mr. Yang is governed by an Agreement, at the discretion of the Board of Directors.

Further details of the Directors and Officers are as follows:

Name, Age and Positions held with the Company


Robert G. Clarke - 55 - Appointed Director, president andChief Executive Officer June 3, 1999. Effective August 9, 1999 resigned as President and was appointed Chairman of the Board. Also deemed the promoter of the Company. Reappointed President March 9, 2000.


Business experience during past 5 years

Holds  degrees,  Bachelor  of Commerce  and Master of  Business  Administration.
During portions of the last 5 years has acted as independent business consultant. Director, President and Chief Executive of Waverider Communications Inc. (trades OTC BB under Symbol "WAVC" January, 1997 December, 1997. Director Global CT & T Telecommunications Inc. ("GLC" - Vancouver Stock Exchange , September 18, 1995 - October 17, 1996 and again from February 11, 1998 - October 11, 1999. Corporate Secretary, Pacific Western Capital Corporation (traded on Vancouver Stock Exchange) August 15, 1995 - October 17, 1996.

Name, Age and Positions held with the Company


Charles Yang - 39 Appointed Director, President and Chief Operating Officer of the Company, August 9, 1999. Officer positions terminated March 9, 2000.


Business experience during past 5 years


1994-1996:  President  of Charles  Industries,  Inc.,  Los  Angeles,  California
directing multimedia communications system integration; 1995: International Sales Manager, North America/Greater China, of AFLA Inc., of Taiwan and California - multimedia network hardware manufacturer; 1996: Director of Sales and marketing, DFI Inc. of Fremont, California, marketing multimedia notebook and mobile computing system integration; 1997: President Arlotto Technologies, Inc., Fremont, California, marketing in U.S. and Canada data communication equipment; 1997-1999: Founder, President and Chief Executive Officer of General-Tel Inc., Fremont, California. Marketing telecommunication services and technologies. Full-time engaged to provide services to the Company from July, 1999 to January 31, 2000.

Name, Age and Positions held with the Company

John G. Fraser - 53 Appointed Director and Executive Vice-President of the Company June 3, 1999.

Business experience during past 5 years

Masters Business Administration degree University of Pittsburg. Bachelor of Commerce and Administration, Victoria University, Wellington, New Zealand.


With KPMG Canada, Chartered Accountants from November 1976 until February 1998. Most recent position held was Vice-Chairman, with national responsibility for KPMG Consulting which provides a full range of management consulting services, strategy, reengineering, human resources, information technology and package applications. Annual revenues were approximately $100 million, with professional staff of 600 and offices in 12 locations. Specific duties included providing strategic and business direction, quality assurance, professional development, risk management, compensation and promotions. Member of the firm's management Committee and International Management Consulting Committee; Chair of the Management Consulting Policy Committee and the KPMG Centre for Government Foundation.


In addition to his general duties Mr. Fraser has assumed responsibility for directing the Development of the contractual arrangements that have been established in Vietnam.

Name, Age and Positions held with the Company

Charlie Rodriguez - 55 Appointed Corporate Secretary and Vice-President - Corporate Affairs June 3, 1999

Business experience during past 5 years

Master Business Administration Degree.

Zephyr Technologies, Inc., Omaha, Nebraska. Served as Chief Financial Officer for a biometrics and smartcard software integrator company. Prepared business plan, contracts and marketing materials for presentations to investment bankers.

WaveRider Communications, Inc., (a NASD OTC Bulletin Board reporting company), Vancouver, Canada, formerly named Channel I, Inc. Served as director from January to November 1997, and as President and CEO from May 1995 to January 1997. Developed an infrastructure for the implementation of the strategic business plan, presented management reports and implemented a business plan and a public offering of common shares.

Hogan Clinics, Las Vegas, Nevada. Served as an outside consultant on an ongoing basis during 1998. Provided administrative management for all business and clinical operations including strategic planning, accounting,finance, supplies, equipment, contracting, and personnel for Medical Clinic. Restructured clinical operations eliminating duplication of functions.

Advisory Services of Arizona, Inc., Scottsdale, Arizona. An investment banking and consulting company specializing in public companies. Served as an in-house consultant from October 1994 to December 1996. Assisted in the design and structure of various mergers and acquisitions and financings by clients. Provided operational analysis, and developed business plans and assisted in implementing infrastructures for various clients. Bullet-Cougar Golf Equipment Manufacturing Company (a NASDAQ company), Irvine, California. Provided due diligence for the purchase of three-golf equipment manufacturing subsidiaries merging into a public company. Interim Treasurer and Chief Financial Officer November 1994 to March 1995. Re-engineered operations and initiated a material requirements plan and direct order software system.

Name, Age and Positions held with the Company


Benjamin Leboe - 54 Management Appointed Chief Financial Officer of the Company June 3, 1999.


Business experience during past 5 years

British Columbia Chartered Accountant and Certified Consultant. Vice-President and Chief Financial Officer of VECW Industries Ltd. 1991 - June 1995; Director and President of CPT Pemberton Technologies Ltd. (shares traded on Vancouver Stock Exchange "CPT") 1991 - June, 1995; from July 1995 to date, Owner/Manager of Independent Management Consultants of British Columbia.

Name, Age and Positions held with the Company

Peter Francis - 50 Director since June 3, 1999

Business experience during past 5 years

From 1984 to present has operated his own investment and corporate advisory company - in the course of which he has incidentally sat on the Boards of or was a shareholder of or advisor to 12 companies that were publicly listed for trading on Asian markets.

Designated to have responsibility for development of the Company's business in Southeast Asia - exclusive of Vietnam and China

Name, Age and Positions held with the Company


Hans van Yzeren - 52 Director since June 3, 1999


Business Experience during past 5 years


April 1999 to present - self-employed providing services to the Company heading up its efforts to research and develop markets in Europe.

1996 - April 1999: Data Services NV, Belgium. Position: Partner/Managing Director; Developing and establishing a new brand name of computer peripherals especially computer monitors in the European market. Extensive communication and negotiations with manufacturers and component suppliers regarding product, quality and price. Development of product design and manufacturing and established relationships with suppliers and customers.


1990   -   1996:   G-Tel   Communications   S.a.r.l.,   Luxembourg;    Position:
Partner/Director. Development of new style cordless telephone low and high frequency for all markets. Extensive involvement in R & D, product design, manufacturing, cost reduction and marketing. Mr. van Yzeren's commitment to the Company has been to, on a part-time basis, assist in the development of market opportunities for the Company's products and services in Europe.

ITEM 6 EXECUTIVE COMPENSATION

A.     Cash compensation

The Company paid no compensation, cash or otherwise, to any of its directors or executive officers during the fiscal years ended December 31, 1998.


No directors or executive officers are presently under any agreement pursuant to which they are guaranteed salary or other direct compensation. Various of the directors and executive officers perform functions for the Company on a consulting basis and are paid for their services rendered from time to time on such basis as is negotiated with them from time to time by the Chief Executive Officer, Mr. Clarke.


B.     Option grants


No options were granted by the Company during any period prior to December 31, 1998. The Company does not have a stock option plan. The Company granted, effective June 7, 1999, share purchase incentive options to 12 directors, executive officers, non-executive officers and individuals providing service to the Company entitling them to purchase up to an aggregate total of 3,500,000 shares of the Company exercisable at $0.50 per share on or before June 30, 2002. Provided that, the options granted to any individual will terminate within 30 days after the individual ceases to perform services for the Company or within 6 months after the date of the death of such individual. Charles Yang was granted options on 500,000 shares in the agreement with him described in Item 7. The numbers of shares optioned to each of the Company's Directors and Executive Officers is shown in the table in Item 4 above. None of the options have been exercised.

C.     Charles Yang


With the number of shares Charles Yang could receive pursuant to the agreement described in Item 7(d) and attached as an Exhibit hereto, he could become the largest single shareholder with enough shares to affect control of the Company. Mr. Yang has been entitled to compensation on a basic monthly basis with additional potential commissions and shares of the Company pursuant to the agreement described in Item 7 below. As is noted in Item 7, Clause B below the agreement is now in dispute and the Company is denying that it is bound by it.


ITEM 7 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


A. On May 8, 1996, immediately following the incorporation of the Company, the Company issued 1,000,000 common shares for services rendered to the Company for a deemed price of $0.001 per share for a total of $1,000. Of these 975,000 shares were issued by the Company to Ira Schwartz, the Company's then sole director and officer.

B. By an Agreement dated July 8, 1999, which is now in dispute, the Company engaged Charles Yang to provide his services on a full-time basis as the President and Chief Operating Officer of the Company for a basic term of 4 years. The Agreement provides for the payment to Mr. Yang of a fee of $7,500 per month initially, escalating to $17,500 per month for the period April 1 - June 30, 2000. For the second, third and fourth years of Mr. Yang's engagement his compensation will be reviewed but will increase by a minimum of not less than 15% over the amount paid to him in the preceding year.


The Agreement also provided for Mr. Yang to be granted options and, pursuant thereto, Mr. Yang was granted options to purchase 500,000 common shares of the Company exercisable at $0.50 per share, during the term of his Engagement Agreement, the options vesting on the following schedule:

     100,000 shares on execution of the Agreement
     200,000 shares October 1, 1999
     200,000 shares January 1, 2000

In the Agreement the Company also agreed to acquire from Mr. Yang 100% of the issued shares of a company owned by him, General-Tel Inc., in exchange for 1,500,000 voting common shares of the Company. The Agreement provides that the Company must, within 6 months of the closing of the acquisition of General-Tel, raise funding for itself (and possibly use by General-Tel) of not less than $1,100,000, and if such financing is not raised within the said deadline Mr. Yang will be entitled to cancel the negotiations or the acquisition agreement and have 100% of the shares of General-Tel re-transferred to him in consideration for which he must return 1,350,000 of the Company's shares to it. As part of the dispute with Mr. Yang, the Company will not purchase the shares of General-Tel.


The Company has also agreed to issue Mr. Yang 2,000,000 voting common shares (which it has not yet done). The certificates for the shares will be held in escrow by the Company's Canadian lawyers, and 25% of such shares - i.e. 500,000 shares - will be released to Mr. Yang upon the Company achieving the following performance thresholds:

       (i)   net sales revenues of $5,000,000

       (ii)  aggregate cumulative net sales revenues of $12,000,000

       (iii) aggregate cumulative net sales revenues of $30,000,000

       (iv)  aggregate cumulative net sales revenues of $50,000,000

The Agreement requires that Mr. Yang bring to the company the benefit of all negotiations and technical knowledge initiated or held by him to sell hardware or services with respect to a technology referred to as Wireless Local Loop ("WLL"). The Company has agreed to issue Mr. Yang 1,000,000 voting common shares if he succeeds in developing an agreement for the sale of WLL to one or more purchasers brought to the Company by Mr. Yang - such shares to be issued on the following schedule:

         (i) 300,000 shares upon completion of negotiation and signing of Memorandum of Understanding with the purchaser of WLL;

         (ii) 300,000 shares upon completion of signing of a formal contract for the sale of WLL;

         (iii) 400,000 shares upon the receipt by the Company from the sale of WLL of payments and revenues of not less than $500,000.


Further, Mr. Yang will receive 10% of the gross profits earned by the Company from the sales of WLL.

Mr. Yang was also, from the sale of the Company's products or services, to receive royalties on the following basis:

         (i) from sales of equipment or services in China, Vietnam or Taiwan, provided the Company's gross profit margin is not less than 20% from such sales, Mr. Yang will be paid 5% of the gross profits from such business; and

         (ii) for countries other than China, Vietnam or Taiwan where the Company pays sales commissions or representatives or agents in such other country, Mr. Yang will be paid monies equal to 1% of the amount of the gross sales revenues from such countries;

         (iii) where sales to China, Vietnam or Taiwan produce gross profits of less than 20% then Mr. Yang will, in lieu of the aforesaid 5%,receive commissions equal to 1% of the gross sales revenues from such countries.


A breakdown in the relationship between the Company and Mr. Yang developed and he ceased providing services to the Company by January 31, 2000. Mr. Yang's positions as President and Chief Operating Office of the Company were formally terminated March 9, 2000. Mr. Yang has given a notice that he requires his dispute with the Company to be Arbitrated. The Company is taking the position that it has no further liabilities or obligations to Mr. Yang.


B. The Company issued the options described in Item 6B hereof to various of its directors and executive officers.

ITEM 8 DESCRIPTION OF SECURITIES

The Company's authorized capital consists only of voting common shares. 12,000,000 shares are issued and outstanding as of the date of this Statement and are held by 27 registered shareholders. The 12,000,000 shares are the number which are issued as a result of the Company's 1:3 split which came effective July 16, 1999. Prior to the split the Company had 4,000,000 shares issued.

All of the common shares rank equally with each other, and none have attached to them any dividend, pre-emptive or other rights or restrictions attached to them. Each share has attached to it one (1) non-cumulative vote. The Company's By-Laws do not contain any provisions which defer or prevent a change in control of the Company.

The Registrar and Transfer Agent of the Company's shares is Interwest Transfer Co., Inc., 100 - 1981 East 4800 South, Salt Lake City, Utah, U.S.A.

                                     PART II

ITEM 1 MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

A.     Market Information

The common voting shares of the Company are traded on the Over-The-Counter electronic Bulletin Board - under the symbol "EPHO" until December 15, 1999. From and after that date trades have been made on the National Quotation Bureau's electronic "Pink Sheets" under the symbol "EPHO". The Company's shares do not trade on any stock exchange or any other market.

The reported high and low bid prices for the Company's shares for the quarters of the last two completed fiscal years ending December 31, 1998 and the first three quarters of 1999 and for the forth quarter up to December 15, 1999, are as follows. The quotations reflect inter-dealer prices and do not include retail mark-ups, mark-downs or commissions, and may not represent actual transactions. The source of the bid information given is the Nasdaq-Amex Market Group.

 Year and Quarter                   High Bid $              Low Bid $
---------------------------------------------------------------------

1997

1st Quarter                         0                         0
2nd Quarter                         0                         0
3rd Quarter                         0                         0
4th Quarter                         0                         0

1998

1st Quarter                         0                         0
2nd Quarter                         0                         0
3rd Quarter                         $0.50                     $0.50
4th Quarter                         $0.50                     $0.50

1999

1st Quarter                         $0.625                    $0.50
2nd Quarter                         $2.125                    $0.5313
3rd Quarter
 - July 1 - July 16, 1999`          $3.125                    $1.75
1:3 split -
   July 16, 1999 -
   September 30, 1999               $3.00                     $0.75
   October 1 -
   December 15, 1999                $1.65                     $0.4375

As the Company's shares started trading on a 1:3 split basis effective July 16, 1999 the figures given above for the periods prior to that date are of pre-split shares. The Company's shares were not posted for trading on the OTC Bulletin Board until May 18, 1998 - and hence no bid prices are shown for the period prior to that date.

B.     Holders


As of February 16, 2000 there were 27 shareholders of record of the Company's outstanding shares. One registered holder was the brokers' nominee and clearing house Cede & Co., of New York City, New York, U.S.A. - which was the registered holder of 7,065,700 shares. The Company has no knowledge of who are the beneficial owners of the shares registered in the name of Cede &Co.


C.       Dividends

The Company has not paid any cash dividends to date and no cash dividends will be declared or paid on the Common Shares in the foreseeable future. Payment of dividends is solely at the discretion of the Board of Directors.

On July 2, 1999, the Board of Directors unanimously approved a stock dividend of 2 shares for each 1 issued share - having the same net effect as a 3-1 forward split of the Company's Common Shares. The record date of the stock split was the close of business on July 6, 1999 and was such that each shareholder received 2 additional shares for each share owned at the close of business on July 16, 1999. The Company does not anticipate that there will be any stock dividends paid by the Company in the foreseeable future.

ITEM 2.  LEGAL PROCEEDINGS

As is noted above Charles Yang has invoked the Arbitration provisions of the Agreement dated July 8, 1999 - to arbitrate the dispute between him and the Company relating to the said agreement. Otherwise, the Company is not involved in, or has no knowledge of, any threatened or pending legal proceedings against it.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

The Company has had no disagreements with its auditor Barry Friedman, C.P.A., during the fiscal years ended December 31, 1997 and 1998, six months ended June 30, 1999, and subsequent periods.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

The Company has, in the past 3 years, sold securities, namely voting common shares - without registering the securities under the United States Securities Act of 1933, as follows:

(a) Effective March 1, 1999 the Company issued 1,000,000 shares in its capital for a price of $0.01 per share - being a total of $10,000 - to 8 purchasers none of whom were related to the Company or its Directors or Officers;

(b) Effective April 1, 1999 the Company issued 2,000,000 shares in its capital for a price of $0.045 per share - for a total of $90,000 - to a total of 20 purchasers who included the 8 purchasers of the shares described in sub-clause
(a) above - none of whom were otherwise related to the Company or its Directors or Officers.

All of the shares referred to in Clauses (a) and (b) have since been split on a 1:3 basis so that they have become a total of 9,000,000 issued shares.

The sales were made without registration pursuant to the exemption granted by Rule 504 of Regulation D to the Securities Act. All sales pursuant to Rule 504 made within a 12 month period were for less than an aggregate total of $1,000,000.

Effective November 3, 1999 the Company made private sales of 1,350,000 shares, at a price of $0.75 per share, for proceeds of $1,012,500, pursuant to U.S. Securities Regulation S. Each share has attached to it a detachable Warrant entitling the holder to purchase 1 additional share of the Company for a price of $1.25 per share.


All of the sales were made directly by the Company and not through the use of underwriters. No underwriting discounts or commissions were paid with respect to any of the sales - all of which were made for cash at the prices designated above. None of the shares were offered publicly. All of the sales were made to non United States persons outside of the United States. All of the sales were made to existing shareholders, friends or business acquaintances of Directors or Officers, or companies controlled by acquaintances of Directors or Officers of the Company.


ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Neither the Company's Charter documents nor any contracts or arrangements in existence provide for any insurance or indemnification of any Director, Officer or controlling person of the Company affecting his or her liability in such capacity.

Section 607.0850 of the Statutes of Florida (pursuant to which the Company was incorporated) grants to a company the power to provide indemnification to directors, officers, employees or agents of the corporation. While the provisions of the Statute contain an extensive description of situations where indemnification may be granted generally, the corporation can grant indemnification to directors, officers, employees or agents or others serving the company with respect to either actions by third parties or by the company if the person being indemnified was, with respect to the subject of the action, acting in good faith and in a manner he or she reasonably believed to be in the best interests of the company, and had no reason to believe was unlawful. Indemnification and the extent of the indemnification must be determined in each instance after a claim arises by a majority vote of the board of directors.

Indemnification,  even if  previously  approved,  shall  not be given if a final
adjudication   determines  that  the  actions  which  are  the  subject  of  the indemnification were:

(a) a violation of the criminal law unless the person being indemnified had reasonable cause to believe that the conduct was not unlawful; or

(b) involves a transaction in which the person derived or was to derive an improper personal benefit; or

(c) the person is a director and liability provisions elsewhere in the Statutes of Florida are applicable; or

(d) the actions of the person proposed to be indemnified constituted wilful misconduct or conscious disregard for the best interests of the corporation.

As of the date hereof the Company has not agreed to grant any indemnification to any person pursuant to the foregoing statutory provisions.

                                    PART F/S


Amended audited financial statements of the Company are provided herein. They cover the last two completed fiscal years of the Company ending December 31, 1997 and December 31, 1998. Amended unaudited statements covering the stub period between January 1, 1999 and September 30, 1999 are also included.

                               PART III - EXHIBITS

ITEM 1   INDEX TO EXHIBITS

         -   Articles of Incorporation - Page ___
         -   Articles of  Amendment of Articles of  Incorporation  - Page ___
         -   By-Laws - Page ____
         -   Engagement Agreement dated July 8, 1999 of Charles  Yang - Page ___
         - Specimen of form of Option Incentive Agreement signed by the Company with the various optionees - Page ___
         - Agreement in Principle dated October 22, 1999 with Saigon Post and Telecommunications Corp. - Page ___

ITEM 2   DESCRIPTION OF EXHIBITS


3.1       Articles of Incorporation
3.2       Articles of Amendment to Articles of Incorporation
3.3       By-Laws
10.1 Engagement Agreement dated July 8, 1999 of Charles Yang - described in Item 7 Cl. B starting on Page 31
10.2 Specimen of form of Option Incentive Agreement signed by the Company with the various optionees - described in Item 6, Cl.
          B starting on Page 30.
10.3 Agreement in Principle dated October 22, 1999 with Saigon Post and Telecommunications Corp. - described in clause 11 starting on Page 21.



                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                       ePHONE TELECOM, INC.


Date:    March 10, 2000                       By:        "Robert Clarke"
                                                       --------------------
                              ePHONE TELECOM, INC.

                              (FORMERLY IFB CORP.)
                        (FORMERLY IRA FUND BROKERS CORP.)
                          (A DEVELOPMENT STAGE COMPANY)

                              FINANCIAL STATEMENTS

                                December 31, 1998

                                December 31, 1997

                                December 31, 1996
                              ePHONE TELECOM, INC.

                              (FORMERLY IFB CORP.)
                        (FORMERLY IRA FUND BROKERS CORP.)
                          (A DEVELOPMENT STAGE COMPANY)

                              FINANCIAL STATEMENTS

                                December 31, 1998

                                December 31, 1997

                                December 31, 1996





                                TABLE OF CONTENTS
                                -----------------


Independent Auditors' Report................................................1
Assets......................................................................2
Liabilities and Stockholders' Equity........................................3
Statement of Operations.....................................................4
Statement of Stockholders' Equity...........................................5
Statement of Cash Flows.....................................................6
Notes to Financial Statements.............................................7-8

                             BARRY L. FRIEDMAN, P.C.
                           Certified Public Accountant

1582 TULITA DRIVE                                          OFFICE (702) 361-8414
LAS VEGAS, NEVADA  89123                                  FAX NO. (702) 896-0278

                          INDEPENDENT AUDITORS' REPORT

Board of Directors IFB CORP..

Vancouver, BC, Canada                                              July 16, 1999

I have audited the accompanying Balance Sheets of Formerly IFB Corp., (Formerly Ira Fund Brokers Corp.), (A Development Stage Company), as of December 31, 1998, and December 31, 1997, and December 31, 1996 and the related statements of operations, stockholders' equity and cash flows for the two years ended December 31, 1998, and December 31, 1997, and the period May 3, 1996, inception, to December 31, 1996. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements is based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IFB Corp., (Formerly Ira Fund Brokers Corp.), (A Development Stage Company) as of December 31, 1998, December 31, 1997 and December 31, 1996, and the results of its operations and cash flows the two years ended December 31, 1998, and December 31 1997 and the period May 3, 1996, inception, to December 31, 1996, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note #3 to the financial statements, the Company has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note #3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Barry L. Friedman
Certified Public Accountant.

                              ePHONE TELECOM, INC.

                              (Formerly IFB Corp.)
                        (Formerly Ira Fund Brokers Corp.)
                          (A Development Stage Company)


                                 BALANCE SHEET

                                     ASSETS

                                           31-Dec-98   31-Dec-97    31-Dec-96
                                           ---------   ---------    ---------
CURRENT ASSETS
     Cash                                   $     0        $0           $0
                                            -------        --           --
          TOTAL CURRENT ASSETS              $     0        $0           $0
                                            -------        --           --

OTHER ASSETS
     Computer (Net) (Note #2)               $ 4,875        $0           $0
                                            -------        --           --
          TOTAL OTHER ASSETS                $ 4,875        $0           $0
                                            -------        --           --

TOTAL ASSETS                                $ 4,875        $0           $0
                                            =======        ==           ==





   The accompanying notes are an integral part of these financial statements.

                              ePHONE TELECOM, INC.

                              (Formerly IFB Corp.)
                        (Formerly Ira Fund Brokers Corp.)
                          (A Development Stage Company)


                                 BALANCE SHEET

                      LIABILITIES AND STOCKHOLDERS' EQUITY


                                                                31-Dec-98    31-Dec-97    31-Dec-96
                                                                ---------    ---------    ---------
CURRENT LIABILITIES
     Officers Advances (Note #6)                                 $12,046        $    0       $    0
     Accounts Payable                                            $11,073        $    0       $    0
                                                                 ---------     --------     --------
          TOTAL CURRENT LIABILITIES                              $23,119        $    0       $    0
                                                                 ---------     --------     --------

STOCKHOLDERS' EQUITY (Note #1)
     Common stock, $0.001 par value authorized
       50,000,000 shares; issued and outstanding at:
     December 31, 1996 - 1,000,000 shares                                                    $1,000
     December 31, 1997 - 1,000,000 shares                                       $1,000
     December 31, 1998 - 1,000,000 shares                         $ 1,000
     June 31, 1999 - 4,000 000 shares
     Additional paid in Capital                                   $     0       $    0       $    0
     Deficit accumulated during the development stage            ($19,244)     ($1,000)     ($1,000)
                                                                 ---------     --------     --------
          TOTAL STOCKHOLDERS' EQUITY                             ($18,244)      $    0       $    0
                                                                 ---------     --------     --------

TOTAL LIABILITY AND STOCKHOLDERS' EQUITY                          $ 4,875       $    0       $    0
                                                                  ========     ========     ========



   The accompanying notes are an integral part of these financial statements.

                              ePHONE TELECOM, INC.

                              (Formerly IFB Corp.)
                        (Formerly Ira Fund Brokers Corp.)
                          (A Development Stage Company)


                            STATEMENTS OF OPERATIONS


                                                                                                                 3-May-96
                                                                 Year ended       Year Ended    3-May-96 to   (inception) to
                                                                  31-Dec-98       31-Dec-97     31-Dec-96        31-Dec-98
                                                               --------------------------------------------------------------
INCOME
     Revenue                                                      $        0     $       0     $        0       $       0
                                                                  -----------    ----------    -----------      ----------

EXPENSES
     Depreciation                                                 $      542     $       0                      $     542
     General and Administrative                                   $    1,516     $       0     $    1,000       $   2,516
     Investor Relations                                           $      990     $       0                      $     990
     Professional Fees                                            $   14,643     $       0                      $  14,643
     Office Supplies                                              $      150     $       0                      $     150
     Travel                                                       $      403     $       0                      $     403
                                                                  -----------    ----------    -----------      ----------
          TOTAL EXPENSES                                          $   18,244     $       0     $    1,000       $  19,244
                                                                  -----------    ----------    -----------      ----------

NET PROFIT/LOSS                                                   $  (18,244)    $       0     $   (1,000)      $ (19,244)
                                                                  ===========    ==========    ===========      ==========

NET PROFIT/LOSS per weighted share (Note #1)                      $    (0.01)    $    0.00     $    (0.00)      $   (0.01)
                                                                  ===========    ==========    ===========      ==========

Weighted average number of common shares outstanding (Note #7)     3,000,000     3,000,000      3,000,000       3,000,000
                                                                  ===========    ==========    ===========      ==========






   The accompanying notes are an integral part of these financial statements.

                              ePHONE TELECOM, INC.

                              (Formerly IFB Corp.)
                        (Formerly IRA Fund Brokers Corp.)
                          (A Development Stage Company)


                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                                           Common Stock                 Additional
                                                      -------------------------          paid-in    Accumulated
                                                         Shares          Amount          capital      Deficit
                                                      -----------       -------         ----------  -----------
May 8, 1996 issuance of common stock                   1,000,000         $1,000            $0        $      0

Net loss May 8, 1996 to December 31, 1996                                                            $ (1,000)
                                                                                                     ---------

Balance, December 31, 1996                             1,000,000         $1,000            $0        $ (1,000)

Net loss year ended December 31, 1997                                                                $      0
                                                                                                     ---------

Balance, December 31, 1997                             1,000,000         $1,000            $0        $ (1,000)

Net loss year ended December 31, 1998                                                                $(18,244)
                                                                                                     ---------

Balance, December 31, 1998                             1,000,000         $1,000            $0        $(19,244)
                                                      ==========         ======            ==        =========










   The accompanying notes are an integral part of these financial statements.

                              ePHONE TELECOM, INC.

                              (Formerly IFB Corp.)
                        (Formerly IRA Fund Brokers Corp.)
                          (A Development Stage Company)


                            STATEMENT OF CASH FLOWS


                                                                                                                 3-May-96
                                                                 Year ended       Year Ended    3-May-96 to   (inception) to
                                                                  31-Dec-98       31-Dec-97     31-Dec-96        31-Dec-98
                                                               --------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
     Net Loss                                                       $(18,244)          $0       $(1,000)        $(19,244)
     Adjustment to reconcile net loss to net cash
     provided by operating activities
     Depreciation                                                   $    542           $0       $     0         $    542

CHANGES IN ASSETS AND LIABILITIES
     Increase in other assets                                       $ (5,417)          $0       $     0         $ (5,417)
     Increase in current liabilities                                $ 23,119           $0       $     0         $ 23,119
                                                                    --------           --       -------
NET CASH USED IN OPERATING ACTIVITIES                               $      0           $0       $(1,000)        $ (1,000)

CASH FLOWS FROM INVESTING ACTIVITIES                                $      0           $0       $     0         $      0

CASH FLOWS FROM FINANCING ACTIVITIES
     Issuance of common Stock for services                          $      0           $0       $ 1,000         $  1,000
                                                                         ---           --       -------

NET INCREASE (DECREASE) IN CASH                                     $      0           $0       $     0         $      0

CASH, BEGINNING OF PERIOD                                           $      0           $0       $     0         $      0
                                                                    --------           --       -------

CASH, END OF PERIOD                                                 $      0           $0       $     0         $      0
                                                                    ========           ==       =======










   The accompanying notes are an integral part of these financial statements.

                              ePHONE TELECOM, INC.

                              (FORMERLY IFB CORP.)
                        (FORMERLY IRA FUND BROKERS CORP.)
                          (A DEVELOPMENT STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENTS
           December 31, 1998, December 31, 1997 and December 31, 1996

NOTE 1 - HISTORY AND ORGANIZATION OF THE COMPANY
The Company was organized May 3, 1996, under the laws of the State of Florida, as Ira Fund Brokers Corp. The Company currently has no operations and, in accordance with SFAS #7, is considered a development stage company. On May 8, 1996, the Company issued 1,000,000 shares of its $0.001 par value Common Stock for $1,000, for services. On April 17, 1998, the Company changed its name to IFB Corp.

NOTE 2 - ACCOUNTING POLICIES AND PROCEDURES
Accounting policies and procedures have not been determined except as follows:
1.       The Company uses the accrual method of accounting.
2. Earnings per share is computed using the weighted average number of Common Shares outstanding.
3. The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception.
4. Depreciation is calculated on the computer on the basis of 5 year straight line method HY convention.

NOTE 3 - GOING CONCERN
The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has no current source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. It is management's plan to seek to raise additional capital.

NOTE 4 - WARRANTS AND OPTIONS
There are no warrants or options outstanding to issue any additional shares of common stock as at December 31, 1998.

                              ePHONE TELECOM, INC.

                              (FORMERLY IFB CORP.)
                        (FORMERLY IRA FUND BROKERS CORP.)
                          (A DEVELOPMENT STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENTS
           December 31, 1998, December 31, 1997 and December 31, 1996

NOTE 5 - RELATED PARTY TRANSACTION
The Company neither owns or leases any real property. Office services are provided without charge by a director. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

NOTE 6 - OFFICERS/SHAREHOLDERS ADVANCES
While the Company is seeking additional capital through a merger with an existing operating company, an officer/shareholders of the Company has advanced funds on behalf of the Company to pay for any costs incurred by it. These funds are interest free.

NOTE 7 - SUBSEQUENT EVENTS
On April 9, 1999 the Company changed its name to ePhone Telecom, Inc.

On June 7, 1999 the Company approved and granted options to purchase 3,500,000 voting common shares in its capital, exercisable on or before June 30, 2002 at a price of $0.50 per share. On July 2, 1999 the Company declared a stock dividend of two shares for each share held. The weighted average number of shares outstanding has been restated in all periods to recognize the increase of common shares outstanding from 1,000,000 to 3,000,000 as required by paragraph 54 of SFAS 128.

                              ePhone Telecom, Inc.
                              (Formerly IFB Corp.)
                        (Formerly Ira Fund Brokers Corp.)
                          (A Development Stage Company)

                         UNAUDITED FINANCIAL STATEMENTS

                      Nine months ended September 30, 1999
          (and audited for the years ended December 31, 1998 and 1997)
                              ePhone Telecom, Inc.
                              (Formerly IFB Corp.)
                        (Formerly Ira Fund Brokers Corp.)
                          (A Development Stage Company)

                         UNAUDITED FINANCIAL STATEMENTS

                                TABLE OF CONTENTS

Company Comments........................................................1
Assets..................................................................2
Liabilities and Stockholders' Equity....................................3
Statement of Operations.................................................4
Statement of Stockholders' Equity.......................................5
Statement of Cash Flows.................................................6
Notes to Financial Statements.........................................7-9
                              ePhone Telecom, Inc.
                              (Formerly IFB Corp.)
                        (Formerly Ira Fund Brokers Corp.)
                          (A Development Stage Company)

                         UNAUDITED FINANCIAL STATEMENTS

                                COMPANY COMMENTS

         The Financial Statements for the nine months ended September 30, 1999 and the years ended December 31,1998 and 1997 include, in the opinion of the Company, all adjustments (which consist only of normal recurring adjustments) necessary to present fairly the results of operations for such periods. The audited period from inception (May 3, 1996) to December 31, 1996 has not been included separately due to its lack of significance. Results of operations for the nine months ended September 30, 1999, are not necessarily indicative of results of operations which will be realized for the year ending December 31, 1999. The financial statements should be read in conjunction with the Company's Form 10 - SB.

                              ePHONE TELECOM, INC.

                              (Formerly IFB Corp.)
                        (Formerly IRA Fund Brokers Corp.)
                          (A Development Stage Company)


                                 BALANCE SHEET

                                     ASSETS


                                             30-Sep-99    31-Dec-98    31-Dec-97
                                            -----------   ---------    ---------
                                            (unaudited)   (audited)    (audited)

CURRENT ASSETS
     Cash                                      $ 66,840      $    0         $0
                                                -------          --         --
          TOTAL CURRENT ASSETS                 $ 66,840      $    0         $0
                                                -------          --         --

OTHER ASSETS
     Purchase Advance (Note 7)                 $250,000      $    0         $0
     Computers (Net) (Note 2)                  $ 14,615      $4,875         $0
                                                -------      ------         --
          TOTAL OTHER ASSETS                   $264,615      $4,875         $0
                                               --------      ------         --

TOTAL ASSETS                                   $331,455      $4,875         $0
                                               ========      ======         ==




   The accompanying notes are an integral part of these financial statements.

                              ePHONE TELECOM, INC.

                              (Formerly IFB Corp.)
                        (Formerly IRA Fund Brokers Corp.)
                          (A Development Stage Company)


                                 BALANCE SHEET

                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                30-Sep-99    31-Dec-98    31-Dec-97
                                                                ---------    ---------    ---------
                                                               (unaudited)   (audited)    (audited)
CURRENT LIABILITIES
     Due to Officers (Note 6)                                   $  62,331     $ 12,046      $     0
     Share Subscriptions (Notes 3, 8)                           $ 492,000     $      0      $     0
     Accounts Payable (Note 3)                                  $ 210,379     $ 11,073      $     0
                                                                ----------    ---------     --------
          TOTAL CURRENT LIABILITIES                             $ 764,710     $ 23,119      $     0
                                                                ----------    ---------     --------


STOCKHOLDERS' EQUITY (Notes 1, 3, 4)
     Common stock,  $0.001 par value  Authorized
     50,000,000 shares Issued and outstanding at:

     December 31, 1997 - 3,000,000 shares                                                   $ 1,000
     December 31, 1998 - 3,000,000 shares                                     $  1,000
     September 30, 1999 - 12,000,000 shares                     $   4,000
     Additional paid in Capital                                 $  97,000     $      0      $     0
     Deficit accumulated during the development stage           $(534,255)    $(19,244)     $(1,000)
                                                                ----------    ---------     --------
          TOTAL STOCKHOLDERS' EQUITY                            $(433,255)    $(18,244)     $     0
                                                                ----------    ---------     --------

TOTAL LIABILITY AND STOCKHOLDERS' EQUITY                        $ 331,455     $  4,875      $     0
                                                                ==========    =========     ========



   The accompanying notes are an integral part of these financial statements.

                              ePHONE TELECOM, INC.

                              (Formerly IFB Corp.)
                        (Formerly Ira Fund Brokers Corp.)
                          (A Development Stage Company)


                            STATEMENTS OF OPERATIONS


                                                                                                                 3-May-96
                                                                 1-Jan-99 to       Year Ended    Year Ended   (inception) to
                                                                  30-Sept-99       31-Dec-98     31-Dec-97       30-Sept-99
                                                               --------------------------------------------------------------
                                                                 (unaudited)      (audited)      (audited)   (audited to 31 Dec 98)
INCOME
     Revenue                                                     $        0      $       0     $       0       $        0
                                                                 -----------     ----------    ----------      -----------

EXPENSES
     Depreciation                                                $    4,663      $     542     $       0       $    5,205
     General and Administrative                                  $  164,830      $   1,516     $       0       $  167,346
     Internet Web Site                                           $   23,594      $       0     $       0       $   23,594
     Investor Relations                                          $   39,269      $     990     $       0       $   40,259
     Market Development                                          $   60,307      $       0     $       0       $   60,307
     Office Supplies                                             $    3,100      $     150     $       0       $    3,250
     Postage                                                     $      348      $       0     $       0       $      348
     Professional Fees                                           $   43,325      $  14,643     $       0       $   57,968
     Regulatory Expense                                          $    3,087      $       0     $       0       $    3,087
     Rent                                                        $   70,753      $       0     $       0       $   70,753
     Travel                                                      $  101,735      $     403     $       0       $  102,138
                                                                 -----------     ----------    ----------      -----------
          TOTAL EXPENSES                                         $  515,011      $  18,244     $       0       $  534,255
                                                                 -----------     ----------    ----------      -----------

NET PROFIT/LOSS                                                  $ (515,011)     $ (18,244)    $       0       $ (534,255)
                                                                 ===========     ==========    ==========      ===========

NET PROFIT/LOSS per weighted share                               $    (0.05)     $   (0.01)    $    0.00       $    (0.11)
                                                                 ===========     ==========    ==========      ===========

Weighted average number of common shares outstanding (Note 2)    10,703,297      3,000,000     3,000,000        4,698,708
                                                                 ===========     ==========    ==========      ===========








   The accompanying notes are an integral part of these financial statements.

                              ePHONE TELECOM, INC.

                              (Formerly IFB Corp.)
                        (Formerly IRA Fund Brokers Corp.)
                          (A Development Stage Company)


                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                                           Common Stock                 Additional
                                                      -------------------------          paid-in    Accumulated
                                                         Shares          Amount          capital      Deficit
                                                      -----------       -------         ----------  -----------
Balance, December 31, 1996 (audited)                     3,000,000       $1,000          $     0      $ (1,000)

     Net loss year ended December 31, 1997                                                            $      0
                                                                                                      ---------

Balance, December 31, 1997 (audited)                     3,000,000       $1,000          $     0      $ (1,000)

     Net loss year ended December 31, 1998                                                            $(18,244)
                                                                                                      ---------

Balance, December 31, 1998 (audited)                     3,000,000       $1,000          $     0      $(19,244)

     March 1, 1999 public offering for cash              3,000,000       $1,000          $ 9,000
     April 1, 1999 public offering for cash              6,000,000       $2,000          $88,000
     Net income January 1, 1999 to September 30, 1999                                                 $(515,011)
                                                                                                      ----------

Balance September 30, 1999 (unaudited)                  12,000,000                       $97,000      $(534,255)
                                                        ==========                       =======      ==========







   The accompanying notes are an integral part of these financial statements.

                              ePHONE TELECOM, INC.

                              (Formerly IFB Corp.)
                        (Formerly Ira Fund Brokers Corp.)
                          (A Development Stage Company)


                            STATEMENTS OF CASH FLOWS


                                                                                                                 3-May-96
                                                                 1-Jan-99 to       Year Ended    Year Ended   (inception) to
                                                                  30-Sept-99       31-Dec-98     31-Dec-97       30-Sept-99
                                                               --------------------------------------------------------------
                                                                 (unaudited)      (audited)      (audited)   (audited to 31 Dec 98)
CASH FLOWS FROM OPERATING ACTIVITIES
     Net Loss                                                      $(515,011)      $(18,244)         $0          $(534,255)
     Adjustment to reconcile net loss to
     net cash provided by operating activities
     Depreciation                                                  $   4,663       $    542          $0          $   5,205
     Common stock issued for services                                                                            $   1,000

CHANGES IN ASSETS AND LIABILITIES
     Increase in other assets                                      $(264,403)      $ (5,417)         $0          $(269,820)
     Increase in current liabilities                               $ 741,591       $ 23,119          $0          $ 764,710
                                                                   ---------       --------          --          ---------
NET CASH USED IN OPERATING ACTIVITIES                              $ (33,160)      $      0          $0          $ (33,160)

CASH FLOWS FROM INVESTING ACTIVITIES                               $       0       $      0          $0          $       0

CASH FLOWS FROM FINANCING ACTIVITIES
     Issuance of common stock for cash                             $ 100,000       $      0          $0          $ 100,000
                                                                   ---------       --------          --

NET INCREASE (DECREASE) IN CASH                                    $  66,840       $      0          $0          $  66,840

CASH, BEGINNING OF PERIOD                                          $       0       $      0          $0          $       0
                                                                   ---------       --------          --          ---------

CASH, END OF PERIOD                                                $  66,840       $      0          $0          $  66,840
                                                                   =========       ========          ==          =========







   The accompanying notes are an integral part of these financial statements.

                              ePhone Telecom, Inc.
                              (Formerly IFB Corp.)
                        (Formerly Ira Fund Brokers Corp.)
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

NOTE 1 - HISTORY AND ORGANIZATION OF THE COMPANY
The Company was organized May 3, 1996, under the laws of the State of Florida, as Ira Fund Brokers Corp. The Company currently has no operations and, in accordance with SFAS #7, is considered a development stage company. The Company has no subsidiaries to consolidate.

On May 8, 1996, the Company issued 1,000,000 shares of its $0.001 par value Common Stock for $1,000. On April 17, 1998, the Company changed its name to IFB Corp. On March 1, 1999, the Company completed an offering of its Common Stock under Regulation "D", Rule 504 for 1,000,000 Common Shares of stock at $0.01 per share or $10,000.

On April 1, 1999, the Company completed an offering of its Common Stock under Regulation "D", Rule 504 for 2,000,000 Common Shares of stock at $0.045 per share or $90,000. On April 9, 1999, the Company changed its name to ePhone Telecom, Inc.

On July 2, 1999, the Company declared a stock dividend of two shares for each share held as at July 6, 1999. This dividend was effected July 16, 1999, thus increasing the number of outstanding common shares from 4,000,000 Common Shares to 12,000,000 Common Shares.

On July 19, 1999, the Company issued options for 3,500,000 Common Shares exercisable at $0.50 per share expiring on June 30, 2002. None are exercised at September 30, 1999. In August, 1999 the Company approved an employment agreement to retain Mr. Yang as President, effective July 8, 1999. The Agreement provides Mr. Yang with options to purchase 500,000 common shares of the Company exercisable at $0.50 per share, vested as follows:

          100,000 shares on execution of the Agreement
          200,000 shares on October 1, 1999
          200,000 shares on January 1, 2000

The Yang Agreement also provides for the Company to purchase 100% of General - Tel Inc. for 1,500,000 common shares of the Company and to issue Mr. Yang 2,000,000 common shares to be held in escrow pending certain performance thresholds. As at September 30, 1999 none of Mr. Yang's options have been exercised and no common shares have been issued pursuant to other terms of the Yang Agreement, which is under review.

                              ePhone Telecom, Inc.
                              (Formerly IFB Corp.)
                        (Formerly Ira Fund Brokers Corp.)
                          (A Development Stage Company)

                     NOTES TO FINANCIAL STATEMENTS CONTINUED

NOTE 2 - ACCOUNTING POLICIES AND PROCEDURES
Accounting  policies and procedures have not been determined  except as follows:

1.       The Company uses the accrual method of accounting.

2. Earnings per share is computed using the weighted average number of Common Shares outstanding, restated for the July 2, 1999 stock dividend.

3. The Company has not yet adopted any policy regarding payment of dividends. Other than the aforementioned stock dividend no dividends have been paid since inception.

4. Depreciation is calculated on the Computers on the basis of 5 year straight line method half year convention:

                                                     30/9/99    31/12/98
                                                     -------    --------
                  Computers, at cost                 $19,820     $5,417
                  Accumulated depreciation           $ 5,205     $  542
                                                     -------     ------
                  Computers, net book value          $14,615     $4,875

NOTE 3 - GOING CONCERN
The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has no current source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. It is management's plan to seek to raise additional capital by offering 1,350,000 Units consisting of 1 Common share at $0.75 and 1 Common share warrant at $1.25 for $1,012,500 and $1,687,500 respectively. Cash deposits of $492,000 have been received and recorded as Share Subscriptions at September 30, 1999 for this offering which is expected to be completed this fiscal year.

NOTE 4 - WARRANTS AND OPTIONS
There are no warrants outstanding as at September 30, 1999.

The Company has approved options for Directors, Officers, Employees and service providers to purchase 3.5 million common shares at a price of $0.50 per share, exercisable on or before June 30, 2002. None have been exercised to September 30, 1999.

The Company has approved options for the purchase of 500,000 common shares at a price of $0.50 per share in the Yang Agreement (Note 1). None have been exercised to September 30, 1999.

                              ePhone Telecom, Inc.
                              (Formerly IFB Corp.)
                        (Formerly Ira Fund Brokers Corp.)
                          (A Development Stage Company)

                     NOTES TO FINANCIAL STATEMENTS CONTINUED

NOTE 5 - RELATED PARTY TRANSACTIONS
Certain services are provided by Directors and Officers in the course of their business activities. Such costs are reflected in the financial statements in the normal manner. The Officers and Directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such potential conflicts.

NOTE 6 - DUE TO OFFICERS
While the Company is seeking additional capital, Officers of the Company have advanced funds on behalf of the Company to pay for costs incurred by it and deferred payment of some expense reimbursement and fees charged for services. These funds are interest free.

NOTE 7 - PURCHASE ADVANCE
The Company has advanced $250,000 to Tek Digitel Corporation, for inventory to be delivered as follows: 20 units by July 15, 1999, 40 units by July 30, 1999, and the balance of 226 units by August 24, 1999. These deliveries have been rescheduled to the first quarter of 2000.

NOTE 8 - SUBSEQUENT EVENTS
The Company has received the $1,012,500 for the common share unit offering described in Note 3. On October 22, 1999 the Company signed an Agreement in
Principle with Saigon Post and Telecommunications Corporation in Vietnam to jointly develop and operate a series of fixed Wireless Local Loop networks in the region of Ho Chi Minh City. Pending the settlement and signing of a full formal agreement the Company has no binding commitments or financial obligations under the said Agreement.